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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                 SCHEDULE 14D-1
                                 AMENDMENT NO. 2
                TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             ----------------------

                    CELLULAR COMMUNICATIONS INTERNATIONAL, INC.
                            (Name of Subject Company)


                                 OLIVETTI S.P.A.
                                  MANNESMANN AG
                        KENSINGTON ACQUISITION SUB, INC.
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                                (Title of Class)

                                    150918 10 0
                      (CUSIP Number of Class of Securities)

                             ----------------------

                               DR. KURT J. KINZIUS
                                  MANNESMANN AG
                                MANNESMANNUFER 2
                                40213 DUSSELDORF
                                     GERMANY
                           TELEPHONE: 49-211-820-2400

                                       and

                               MARCO DE BENEDETTI
                                 OLIVETTI S.P.A.
                               VIA LORENTEGGIO 257
                                   20152 MILAN
                                      ITALY
                            TELEPHONE: 39-2-4836-6701

                                 WITH A COPY TO:

                               NEIL NOVIKOFF, ESQ.
                            WILLKIE FARR & GALLAGHER
                               787 SEVENTH AVENUE
                          NEW YORK, NEW YORK 10019-6099
                            TELEPHONE: (212) 728-8000


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     Olivetti S.p.A., a limited liability company organized under the laws of
Italy ("Olivetti"), Mannesmann AG, a limited liability company organized under the laws of Germany ("Mannesmann"), and Kensington Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Olivetti and Mannesmann ("Purchaser"), hereby amend and supplement their Statement on Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on December 17, 1998, as amended by Amendment No. 1 filed with the Commission on December 24, 1998 ("Schedule 14D-1"), with respect to the Purchaser's offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), including the associated preferred stock purchase rights issued pursuant to the Rights Agreement (the "Rights" and, together with the Common Stock, "Shares"), of Cellular Communications International, Inc., a Delaware corporation (the "Company"), at a price of $65.75 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 17, 1998 (the "Offer to Purchase") and the related Letter of Transmittal (which, as amended or supplemented from time to time, collectively constitute the "Offer").

     Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 14D-1.



Item 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     The information set forth in Item 5(d) is hereby amended and supplemented by the following:

     Approximately Euro 234,000,000, representing approximately 99%, of the Company's outstanding Euro 235,000,000 9-1/2% Senior Discount Notes Due 2005 (the "Notes") had been tendered as of 12:00 midnight, New York City time, on January 5, 1999 in connection with the Company's previously announced tender offer and consent solicitation for the Notes. Having received the requisite consents from holders of the Notes, the Company has entered into a Supplemental Indenture that contains certain covenant amendments. The tender offer for the Notes and the consent solicitation are conditioned upon, among other things, the consummation of the Offer.



Item 10. ADDITIONAL INFORMATION.

     The information set forth in Item 10(c) is hereby amended and supplemented by the following:

     Pursuant to the requirements of the Hart-Scott-Rodino Act (the "HSR Act"), Olivetti and Mannesmann filed their Notification and Report Forms with respect to the Offer and the Merger with the Department of Justice and the Federal Trade Commission on December 23,

1998. Early termination of the waiting period under the HSR Act with respect to the Offer was granted effective as of January 5, 1999.

     The information set forth in Item 10(e) is hereby amended and supplemented by the following:

     PHYLLIS FREIMAN V. SIDNEY R. KNAFEL, ET AL. On December 28, 1998,
Phyllis Freiman, individually and on behalf of all other holders of Common Stock and their successors in interest, filed a purported class action complaint in the Delaware Court of Chancery (the "Court") against the Company and each of the Company's directors. The complaint alleges, among other things, that the defendants breached their fiduciary duties to the Company and its stockholders by (i) entering into the Merger Agreement for unfair and inadequate consideration, (ii) failing to disclose in the Solicitation/Recommendation Statement on Schedule 14D-9, filed with the Commission on December 17, 1998, as amended ("Schedule 14D-9"), or
Schedule 14D-1 material information regarding the Company's projected earnings and/or prospects, (iii) omitting from Schedule 14D-9 certain information regarding financial advisor Wasserstein Perella, (iv) agreeing to certain termination provisions in the Merger Agreement, and (v) by entering into the Stockholders Agreement with Olivetti and Mannesmann. The plaintiff seeks as relief, among other things, (i) an order from the Court
(A) preliminarily and permanently enjoining the defendants from proceeding with, consummating, or closing the proposed Merger and related transactions, or (B) rescinding the proposed Merger and related transactions in the event that it is consummated and awarding rescissory damages, (ii) compensatory monetary damages and interest, and (iii) attorneys' fees and expenses. The defendants, as disclosed on Schedule 14D-9, believe that the lawsuit is without merit and intend to defend themselves vigorously.

      FLORENCE MARCUS V. WILLIAM B. GINSBERG ET AL. On December 30, 1998, Florence Marcus, individually and on behalf of all other holders of Common Stock, filed a purported class action complaint in the Court against the Company and each of the Company's directors. The complaint alleges, among other things, that the defendants breached their fiduciary duties to the Company and its stockholders by (i) entering into the Merger Agreement for unfair consideration, (ii) failing to disclose in Schedule 14D-9 or Schedule 14D-1 material information regarding the Company's projected earnings and/or prospects, (iii) omitting from Schedule 14D-9 certain information regarding financial advisor Wasserstein Perella, (iv) agreeing to certain termination provisions in the Merger Agreement, and (v) entering into the Stockholders Agreement with Olivetti and Mannesmann. The plaintiff seeks as relief, among other things, (i) an order from the Court (A) enjoining the defendants from proceeding with the Merger Agreement, and (B) rescinding, to the extent already implemented, the Merger Agreement or any of the terms thereof, and
(ii) unspecified monetary damages and attorneys' fees and expenses. The defendants, as disclosed on Schedule 14D-9, believe that the lawsuit is without merit and intend to defend themselves vigorously.

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Item 11.  MATERIAL TO BE FILED AS EXHIBITS.

(g)(2) Press Release of Cellular Communications International, Inc., dated January 6, 1999.







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                                    SIGNATURE

      After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 11, 1999


                              KENSINGTON ACQUISITION SUB, INC.



                                By: /s/ Marco De Benedetti
                                    ----------------------
                                    Name:  Marco De Benedetti
                                    Title: Co-President and Co-Secretary

                                By: /s/ Dr. Kurt J. Kinzius
                                    -----------------------
                                    Name:  Dr. Kurt J. Kinzius
                                    Title: Co-President and Co-Secretary



                              OLIVETTI S.p.A.

                                By: /s/ Roberto Colaninno
                                    ----------------------
                                    Name:  Roberto Colaninno
                                    Title: Chief Executive Officer



                              MANNESMANN AG



                                By: /s/ Dr. Goetz Mueller
                                    ----------------------
                                    Name:  Dr. Goetz Mueller
                                    Title: Executive Vice-President

                                By: /s/ Dr. Joachim Peters
                                    ----------------------
                                    Name:  Dr. Joachim Peters
                                    Title: Counsel



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                                INDEX TO EXHIBITS

EXHIBIT

(g)(2) Press Release of Cellular Communications International, Inc., dated January 6, 1999.